Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 30, 2009

Relating to Preliminary Prospectus dated November 25, 2009

Registration No. 333-163372

COWEN GROUP, INC.

FREE WRITING PROSPECTUS

The following article appeared in the Wall Street Journal on November 28, 2009.  It is being filed because of the timing of its appearance and because it contains statements made in interviews by Mr. Peter A. Cohen, the Chief Executive Officer and Chairman of Cowen Group, Inc. By filing this article, we do not affirm or assume responsibility for anything contained in the article other than the statements made by Mr. Cohen.

NOVEMBER 28, 2009; Page B1

Cohen’s Back, on a Smaller Stage

By Randall Smith

Now that he is back in charge of a Wall Street securities firm, Peter A. Cohen isn’t wasting time.

The 63-year-old Mr. Cohen is best known as the cigar-smoking chief executive of Shearson Lehman Hutton Inc. who was bounced in 1990 after being outfoxed for RJR Nabisco Inc. This month, he took over as chairman and chief executive of Cowen Group Inc., one of many small firms trying to muscle their way up the Wall Street ladder.

‘I’m comfortable in my own skin,’ says Peter
Cohen, former CEO of Shearson during the
‘Barbarians at the Gate’ era.

The formula isn’t so different than when Mr. Cohen was the youngest CEO on Wall Street, turning a retail-brokerage firm into a deal-making machine.

Cowen is hiring investment bankers and research analysts to zero in on companies marooned by last year’s meltdown of firms like Bear Stearns Cos. and Lehman Brothers

Holdings Inc. And it is trying to lure talent from firms handcuffed by new government pay curbs, including a commodities trader who ran a $5 billion group of funds.

“I think my age thing is actually an advantage,” Mr. Cohen says. “I’m comfortable in my own skin.”

Mr. Cohen didn’t exactly return in triumph. He moved into the top job at Cowen, born as a bond-brokerage firm in 1918, as part of the New York company’s $300 million acquisition of Ramius LLC, a hedge-fund manager founded by Mr. Cohen in 1994. Ramius had $7.4 billion in assets at midyear, down from $12.9 billion in 2007. Lehman’s bankruptcy-law filing froze $232.6 million in Ramius funds parked at Lehman’s office in London.

He says he looked for a merger partner as a way to get “permanent capital” for Ramius, which was facing a market downturn that triggered the closure of several of its smaller funds and the threat of steep staff cuts.

Joining forces with Cowen, which has a stock-market value of just $359 million, “took some of the volatility out of his business,” such as jittery investors prodding Mr. Cohen to “cash me out of your fund,” says Richard LeFrak, a friend of Mr. Cohen who is chairman and CEO of LeFrak Organization, a real-estate builder and developer.

Second Chance

Longtime colleagues of Mr. Cohen say he also saw the deal as a second chance. “When Peter left Wall Street, he was radioactive,” says Jack H. Nusbaum, chairman of law firm Willkie Farr & Gallagher LLP. Anyone who lost such a high-profile perch would “want redemption in some way.”

The idea of redemption “absolutely did not enter the equation,” Mr. Cohen maintains. “Over the last 20 years, I’ve had a lot of fun, developed a lot of new relationships. You can’t compare Cowen with Shearson Lehman Brothers.”

Cowen specializes in technology and health care, and was acquired by Société Générale SA in 1999, near the height of the tech-stock bubble. Cowen returned to public ownership in 2006, but its shares nose-dived by more than 80% in the market’s tumble.

The company hasn’t turned a profit since 2006, posting a net loss of $11 million in the first half of 2009 on revenue of $93.5 million. Ramius had net losses of $141.8 million in 2008 and $26 million in the six months ended June 30, according to securities filings.

The son of a children’s clothing executive from Rockville Centre, a village on New York’s Long Island, Mr. Cohen was a protege of Sanford I. Weill as Mr. Weill built Shearson before it was sold to American Express Co. After taking over when he was 36, Mr. Cohen made the firm a rival to Merrill Lynch & Co. as the biggest U.S. brokerage house.

But the relentless Mr. Cohen was blamed for Shearson’s failure to complete the leveraged buyout of RJR and Shearson’s messy acquisition of E.F. Hutton. He was just 43 years old when he was exiled from Wall Street.

In 1992, Mr. Cohen built a securities business catering to hedge funds at Republic New York Corp. He left two years later when Republic’s controlling shareholder got nervous about the risks of lending to hedge funds and Republic withdrew a hostile takeover bid for a local savings-and-loan institution.

Ramius is named for the captain who hijacks a Russian sub in the Tom Clancy novel “The Hunt for Red October.” (The name means “good captain.”) Colleagues of Mr. Cohen say he deliberately tried to stay off the radar screen. For example, Ramius has an activist fund that challenges managements, but he has avoided involvement in those battles. Until 2008, the New York firm racked up steady, lower-risk returns in structured debt, real estate, convertible securities and what are known as “funds of hedge funds.”

Terms of the deal, completed Nov. 2, put 71% of the combined company’s shares in the hands of Ramius. “In many respects, I feel this is a little bit of back to the future,” Mr. Cohen said when the deal was announced in June.

Still, in conversations with Cowen executives as they worked through the merger plans, he told them he wasn’t the same person portrayed in book “Barbarians at the Gate,” the account of the RJR battle. Mr. Cohen’s role at Shearson often required him to be a hard-nosed cost-cutter, he told them, even though that hammered morale.

Mr. Cohen now is in growth mode, bringing in more investment bankers focused on financial institutions and a new real-estate-investment-trust research team. Despite not having a high-yield bond department, Cowen was part of a junk-bond issuance for Scientific Games Corp., where the CEO just joined Cowen’s board. Mr. Cohen also wants to expand Cowen’s niche in health-care royalties, backed by future sales of specific drugs.

On the Prowl?

Acquisitions also are possible, especially once Cowen completes a $100 million stock sale announced Wednesday. Mr. Cohen says he is interested narrowly in businesses with assets that need to be managed. “We’re only going to do what we think we can be good at doing. We’re not going to build just for the sake of building,” he says.

Mr. Cohen may have mellowed with age, but he still is the same financial-markets junkie that helped make his name on the way to the top of Shearson. Mr. LeFrak chats with Mr. Cohen by phone several nights a week.

After they hang up, Mr. LeFrak says, his friend “is probably watching CNBC Asia to find out how the ringgit is selling.”

* * *

The issuer notes that, on November 2, 2009, the transactions contemplated by its Transaction Agreement and Agreement and Plan of Merger with Cowen Holdings, Inc. (formerly “Cowen Group, Inc.”) and RCG Holdings, LLC (referred to as “Ramius” in the article above) were consummated, and RCG was issued shares representing approximately 66.56% of the issuer’s Class A common stock in exchange for RCG’s transfer of its business to a subsidiary of the issuer.  On that date in connection with the transaction described above, HVB Alternative Advisors LLC, an affiliate of an investor in RCG, was issued shares representing approximately 4.81% of the issuer’s Class A common stock in exchange for the 50% interest in the Ramius fund of funds business that HVB Alternative Advisors LLC owned.

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